

SECURITI[illegible] [illegible]ION

07001048

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-65677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Botsford Associates, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

One North Clematis Street, Ste. 300
(No. and Street)

West Palm Beach	Florida	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reuben B. Johnson, III (561) 515-3635
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number


SEC MAIL
RECEIVED
PROCESSING
FEB 26 2007
WASH. D.C.
186
SECTION

BOTSFORD ASSOCIATES, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006


D
B
DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Reuben B. Johnson IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Botsford Associates**, as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Reuben B Johnson IV

Signature 2-20-07

Managing Director

Title

MARY LOU AHLGREN
MY COMMISSION # DD 616343
EXPIRES: December 5, 2010
Bonded Thru Notary Public Underwriters

Mary L. Ahlgren
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
___ (m) A copy of the SICP Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Reuben B. Johnson III
Botsford Associates, LLC
West Palm Beach, Florida

We have audited the accompanying statement of financial condition of Botsford Associates, LLC as of December 31, 2006, and the related statement of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Botsford Associates, LLC as of December 31, 2006, and the results of its operations and its cash flows for each of the year then ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 5, 2007

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
2401 PGA Boulevard, Suite 196 ◆ Palm Beach Gardens, Florida 33410-3500 ◆ t: 561.622.8920 ◆ f: 561.624.1151
2700 West Cypress Creek Road, Suite D126 ◆ Fort Lauderdale, Florida 33309-1751 ◆ t: 954.974.3544 ◆ f: 954.974.3680

PCAOB Registered www.daszkalbolton.com AGN Affiliated Offices Worldwide

BOTSFORD ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash	$	11,796
Property and equipment, net		1,644
Security deposit		1,200
Total assets	$	14,640

LIABILITES AND MEMBER'S EQUITY

Member's equity		14,640
Total liabilities and member's equity	$	14,640

See accompanying notes to financial statements.

BOTSFORD ASSOCIATES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Private placement fees	$	12,000
Cost of Sales:		
NASD fees		770
Net revenue		11,230
Operating expenses:		
Rent		17,892
Depreciation		814
Other expenses		19,275
Total operating expenses		37,981
Net operating loss		(26,751)
Member's equity, beginning of year		16,391
Capital contribution		25,000
Member's equity, end of year	$	14,640

See accompanying notes to financial statements.

BOTSFORD ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net loss	$	(26,751)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		814
Changes in assets and liabilities:		
Decrease in due to related party		(1,179)
Net cash used in operating activities		(27,116)
Cash flows from financing activites:		
Capital contribution		25,000
Net decrease in cash		(2,116)
Cash, beginning of year		13,912
Cash, end of year	$	11,796
Supplemental disclosure of cash flow information:		
Interest paid	$	-
Taxes paid	$	-

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

Botsford Associates, LLC ("the Company") is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, the National Association of Securities Dealers, Inc. and the State of Florida's Division of Banking and Finance. The Company serves as a placement agent of corporate equity and debt securities. The Company provides corporate finance services including mergers and acquisitions, valuation and fairness opinions, consulting on corporate restructurings including management buyouts and re-capitalization. As a fully disclosed broker-dealer, at no time does the Company hold customer funds or safekeep customer securities.

The accompanying financial statements reflect ongoing losses and negative cash flows from operating activities. The Company has limited revenues to date. Since its inception, the Company has been dependent upon the receipt of capital investment to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's business plan will be successfully executed. The Company's ability to execute its business model will depend on its ability to obtain additional financing and achieve a profitable level of operations. There can be no assurance that sufficient financing will be obtained, nor can any assurance be made that the Company will generate substantial revenues or that the business operations will prove to be profitable. Further, the Company is dependent upon certain related parties to provide continued funding and capital resources.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2006.

Revenue Recognition
The Company generates income from services rendered in connection with finance advisory services. Revenue is recorded when earned.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statements of operations for the year ended December 31, 2006.

Property and Equipment
The Company's property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

NOTE 3 – ACCOUNTS RECEIVABLE

The Company bills for its work using negotiated contracts. The Company provides for credit losses based on management's evaluation of collectibility, based on current and historical performance of the customer. At December 31, 2006, the Company has no accounts receivables.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $11,796 which was $6,796 over than its required net capital of $5,000.

NOTE 5 – PROPERTY & EQUIPMENT

Equipment at December 31, 2006 consists of the following:

		2006
Office equipment	$	5,102
Less: accumulated depreciation		(3,458)
Property and equipment, net	$	1,644

Depreciation expense for the year ended December 31, 2006 was $814.

NOTE 6 – OPERATING LEASES

Botsford Associates, LLC rents office space in West Palm Beach, Florida, on a month-to-month basis of $1,000 per month plus common area maintenance costs. Rent expense for the year ended December 31, 2006 is $17,892.

NOTE 7 – FAIR VALUE OF FINANCIAL STATEMENTS

The carrying value of cash, accounts receivable and accounts payable approximates fair value because of their short maturities.

NOTE 8 – CONCENTRATIONS

Credit Risk
The Company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation (FDIC) up to $100,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation (SIPC) up to $500,000. At December 31, 2006, the Company had no amounts in excess of the FDIC and SIPC limits.

Significant Customers
During the year ended December 31, 2006, 100% of the revenue is made up of one customer.

NOTE 9 – RELATED PARTY TRANSACTIONS

At December 31, 2006, the Company does not owe the owner for any unreimbursed office expenses paid on behalf of the Company.



SUPPLEMENTARY INFORMATION

BOTSFORD ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital:		
Total member's equity	$	14,640
Deduction and/or charges:		
Non-allowable assets:		
Property and equipment, net		(1,644)
Security deposit		(1,200)
Allowable subordinated loans		-
Net capital		11,796
Required minimum net capital		5,000
Excess net capital	$	6,796
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	-
Ratio of aggregate indebtedness to net capital		-

There were no material differences in the audited financial statements and the unaudited FOCUS report as of December 31, 2006.

BOTSFORD ASSOCIATES, LLC
SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2006

Botsford Associates, LLC is claiming exemption under the provisions of SEC rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.


DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

DECEMBER 31, 2006

Reuben Johnson III
Botsford Associates, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Botsford Associates, LLC, for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 5, 2007

END